Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(For the years ended December 31,)

	2007	2006	2005	2004	2003

Earnings:
Income before income taxes and cumulative effect of an accounting change	$189,952	$161,317	$136,714	$100,966	$118,095
Add: Fixed charges	21,969	21,699	20,233	11,988	13,204

Total Earnings, as defined	211,921	183,016	156,947	112,954	131,299

Fixed Charges
Interest Expense	9,663	9,516	8,116	308	62
Amortization of debt expense	1,969	1,969	1,671	—	—
Estimated interest portion on rental expense	10,337	10,214	10,446	11,680	13,142

Total Fixed Charges	21,969	21,699	20,233	11,988	13,204

Ratio of earnings to fixed charges	9.6	8.4	7.8	9.4	9.9